GALIANO GOLD INTERSECTS HIGH-GRADE MINERALIZATION
BELOW EXISTING RESOURCE AT NKRAN

VANCOUVER, BC, September 8, 2022 /PRNewswire/ - Galiano Gold Inc. ("Galiano" or the "Company") (TSX: GAU) (NYSE: GAU) is pleased to provide initial positive drilling results testing the extension of mineralization at Nkran for underground mining potential at the Asanko Gold Mine ("AGM"), in which all eight drilled holes intercepted mineralization.

The program consisted of two widely spaced (160m) pilot holes yielding eight directional (daughter) diamond holes for a total of 5488m. Drilling intersected high-grade mineralization including 14 meters @ 4.56 g/t gold in hole NKDD22-090W1 and 7 meters @ 7.03 g/t gold in hole NKDD22-090W2 along a strike length of 160m at depths between 230m and 630m below the resource shell as described in the NI 43-101 Technical Report for the AGM filed on SEDAR. Mineralization remains open in all directions, including the zone above this mineralization and below the bottom extents of previous infill resource drilling (see news release Galiano Gold provides Nkran drilling update dated August 25, 2022). Several mineralized intercepts indicate grades and widths that may be amenable to underground mining and additional drilling is currently being contemplated to follow-up on these initial results.

"It is encouraging to have intercepted mineralization with these grades and at depths well below the existing Mineral Resource at Nkran," said Matt Badylak, President and Chief Executive Officer. "These results are the beginning of our work to understand the underground mining potential below the known Cut 3 Resource. The outcomes of this program are not only encouraging for Nkran but may also form an initial proof of concept for underground mining potential on the Asankrangwa Gold Belt."

Nkran Deeps Phase 1 Highlights

• Hole NKDD22-090W1: 14 meters @ 4.56 g/t gold from 518.6m including 4 meters @ 9.48 g/t gold from 528.8m, 4 meters @ 4.77 g/t gold from 581m and 2 meters @ 37.57 g/t gold from 625m

• Hole NKDD22-090W2: 7 meters @ 7.03 g/t gold from 379m, 5 meters @ 4.18 g/t gold from 431m and 6 meters @ 7.25 g/t gold from 480m

• Hole NKDD22-090W3: 6 meters @ 6.99 g/t gold from 474m

• Hole NKDD22-090W4: 8 meters @ 5.19 g/t gold from 298m

1

• Hole NKDD22-077W1: 4.5 meters @ 7.28 g/t gold from 376.3m

• Hole NKDD22-077W2: 6 metres @ 7.25 g/t gold from 480m

Intervals indicated are not true widths as there is insufficient information to calculate true widths. However, drill holes have been drilled to cross interpret mineralized zones as close to perpendicular as possible.

Nkran Geology and Cross Sections (See table 1 for full drilling results)

The Nkran geological setting is typical of the Asankrangwa gold belt with a sedimentary sequence of interlayered shale, siltstone, and sandstone. Two granitic bodies intrude along shear zones that control mineralization which dips steeply to the northwest along with the sheared host stratigraphy.

Figure 1 shows the location of drill holes and intercepts in plan view. Cross sections (Figures 2, and 3) as well as a long section (Figure 4) demonstrate the extent of observed Nkran Deeps mineralization at depth and along strike.

Figure 1: Plan map showing location of Nkran Deeps drilling on geology and the Nkran as built pit. Positions of cross section and long section lines shown and labelled in red.

2

Figure 2: Section 770371 showing pilot hole NKDD22-077 and wedge holes NKDD22-077W1, NKDD22-077W2, and NKDD22-077W3 with mineralized intercepts, demonstrating open mineralization at depth below historic and recent infill drilling.

3

Figure 3: Section 700500 showing pilot hole NKDD22-090 and wedge holes NKDD22-090W1, NKDD22-090W2, NKDD22-090W3 and NKDD22-090W4 with mineralized intercepts showing open mineralization below the extent of all previous drilling 160m along strike of holes shown in section 700371 above

4

Figure 4: NE-SW long section through Nkran pit showing distribution of mineralization from 2022 infill and Deeps drilling.

Table 1: Intercepts for 2022 Nkran Deeps drilling 1,2,3

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
NKDD22-077	927.9	936.15	8.25	1.2	8.25m @ 1.2 g/t
NKDD22-077	945	960	15	1.7	15.00m @ 1.7 g/t
NKDD22-077	965	973.2	8.2	2	8.20m @ 2.0 g/t
NKDD22-077	977	981	4	0.8	4.00m @ 0.8 g/t
NKDD22-077	1,004.00	1,014.00	10	1.5	10.00m @ 1.5 g/t
NKDD22-077W1	376.3	383	6.7	5	6.70m @ 5.0 g/t
NKDD22-077W1	386.7	410.84	24.14	2.1	24.14m @ 2.1 g/t
NKDD22-077W1	414	416	2	3.3	2.00m @ 3.3 g/t
NKDD22-077W1	427	429	2	2.1	2.00m @ 2.1 g/t
NKDD22-077W1	460	463.2	3.2	1	3.20m @ 1.0 g/t
NKDD22-077W2	407	436	29	1.3	29.00m @ 1.3 g/t
NKDD22-077W2	460	466	6	0.9	6.00m @ 0.9 g/t
NKDD22-077W2	472	486	14	3.4	14.00m @ 3.4 g/t
NKDD22-077W2	539	541	2	1.7	2.00m @ 1.7 g/t

5

NKDD22-077W3	16.9	21	4.1	2.6	4.10m @ 2.6 g/t
NKDD22-077W3	322	342	20	1.1	20.00m @ 1.1 g/t
NKDD22-077W3	347	357.36	10.36	2.2	10.36m @ 2.2 g/t
NKDD22-077W3	363	367	4	1.5	4.00m @ 1.5 g/t
NKDD22-077W3	375	378	3	1.2	3.00m @ 1.2 g/t
NKDD22-077W3	428.85	431	2.15	1.4	2.15m @ 1.4 g/t
NKDD22-077W3	440	443	3	1.9	3.00m @ 1.9 g/t
NKDD22-090W1	121	123.17	2.17	1.1	2.17m @ 1.1 g/t
NKDD22-090W1	514.8	533	18.2	3.8	18.20m @ 3.8 g/t
NKDD22-090W1	538	553	15	1.8	15.00m @ 1.8 g/t
NKDD22-090W1	561	564	3	0.6	3.00m @ 0.6 g/t
NKDD22-090W1	581	585	4	4.8	4.00m @ 4.8 g/t
NKDD22-090W1	591	602	11	0.7	11.00m @ 0.7 g/t
NKDD22-090W1	625	627	2	37.6	2.00m @ 37.6 g/t
NKDD22-090W2	288	304.1	16.1	1.2	16.10m @ 1.2 g/t
NKDD22-090W2	309	311	2	1.3	2.00m @ 1.3 g/t
NKDD22-090W2	338	340.32	2.32	2	2.32m @ 2.0 g/t
NKDD22-090W2	363	369.34	6.34	2.3	6.34m @ 2.3 g/t
NKDD22-090W2	379	386.31	7.31	7	7.31m @ 7.0 g/t
NKDD22-090W2	421.33	428	6.67	6.3	6.67m @ 6.3 g/t
NKDD22-090W3	331	333.87	2.87	1.2	2.87m @ 1.2 g/t
NKDD22-090W3	376	380.2	4.2	0.5	4.20m @ 0.5 g/t
NKDD22-090W3	394	398	4	1.2	4.00m @ 1.2 g/t
NKDD22-090W3	469	482	13	3.5	13.00m @ 3.5 g/t
NKDD22-090W3	506.9	521	14.1	1.1	14.10m @ 1.1 g/t
NKDD22-090W4	171	191	20	1.2	20.00m @ 1.2 g/t
NKDD22-090W4	200	203	3	0.6	3.00m @ 0.6 g/t
NKDD22-090W4	209	220	11	1.2	11.00m @ 1.2 g/t
NKDD22-090W4	240.5	254.3	13.8	0.7	13.80m @ 0.7 g/t
NKDD22-090W4	258	294	36	1.3	36.00m @ 1.3 g/t
NKDD22-090W4	298	306	8	5.2	8.00m @ 5.2 g/t
NKDD22-090W4	380.18	385	4.82	2.8	4.82m @ 2.8 g/t
NKDD22-090W4	406	408	2	1.7	2.00m @ 1.7 g/t
NKDD22-090W4	445	448.3	3.3	2.3	3.30m @ 2.3 g/t

Notes:

1. See Section 14.3.7 of "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of February 28, 2022, which is available on the Company's website and filed on SEDAR, for the assumptions used in preparing the Nkran $1600 resource shell.

2. Intervals are calculated with the assumptions of >0.5 g/t and <3m of internal waste and displayed as weighted averages.

6

Qualified Person and QA/QC

Chris Pettman P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by NI 43-101 (as defined below) and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. ("Intertek") does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute " forward-looking statements " within the meaning of applicable U.S. securities laws and " forward-looking information " within the meaning of applicable Canadian securities laws, which we refer to collectively as " forward-looking statements ". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as " seek ", " expect ", " anticipate ", " budget ", " plan ", " estimate ", " continue ", " forecast ", " intend ", " believe ", " predict ", " potential ", " target ", "initial", "encouraging", "contemplated", " may ", " could ", " would ", " might ", " will " and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

7

Forward-looking statements in this news release include, but are not limited to: statements regarding drilling results; the interpretation of drilling results; additional drilling; underground mining potential; future mining at Nkran, including with respect to the nature and extent of possible pit designs and the commencement of mining or further mining;; the expected results of the exploration program and the nature and timing of future exploration programs; the ability of future exploration programs to provide the basis for future mineral resources; and information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; future exploration programs will provide the basis for future mineral resources; the JV approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; the AGM will be able to continue to ship doré from the AGM site to be refined; the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; mineral resources can be developed as planned; the Company's relationship with its JV partner will continue to be positive and beneficial to the Company; required financing and permits will be obtained; general economic conditions; labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; contracted parties will provide goods or services in a timely manner; there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

8

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct, and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; the Company may not undertake planned future mining or exploration, or such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs or decreases in the availability of commodities, consumed or otherwise used by the Company, may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's primary asset is held through a JV, which exposes the Company to risks inherent to JVs, including disagreements with its JV partner and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the JV and the Company; and the Company must compete with other mining companies and individuals for mining interests.

9

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

10

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

SOURCE Galiano Gold Inc.

For further information: Todd Romaine, EVP Sustainability and Investor Relations, Toll-Free (N. America): 1-855-246-7341, Telephone: 1-604-416-0088, Email: info@galianogold.com

11